SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              21 June, 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, 21 June, 2004
              re:  Directorate Change








104/04                                                    21 June 2004




BOARD CHANGE AT LLOYDS TSB GROUP


Sir Tom McKillop will leave the board on 31 December 2004, having served as a non-executive director for six years.


Commenting on Sir Tom's departure, Maarten van den Bergh, Chairman, said:


"Sir Tom has made a tremendous contribution to the deliberations of our board and we shall miss his experience and wise counsel when his term as an independent non-executive director comes to an end."



                                    - ends -

For further information:


Investor Relations

Michael Oliver                                           +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk


Ian Gordon                                               +44 (0) 20 7356 1264

Senior Manager, Investor Relations

E-mail: ian.gordon@ltsb-finance.co.uk


Media                                                    +44 (0) 20 7356 2078

Terrence Collis

Director of Group Corporate Communications

E-mail: terrence.collis@lloydstsb.co.uk


Mary Walsh

Head of Media Relations                                  +44 (0) 20 7356 2121

E-mail: mary.walsh@lloydstsb.co.uk


  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    21 June, 2004